UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 27, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

2U, Inc.

File No. 333-194079 - CF#30507

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2U, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on February 21, 2014, as amended on March 17, 2014.

Based on representations by 2U, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through June 30, 2018
Exhibit 10.2	through June 30, 2020
Exhibit 10.2.1	through June 30, 2020
Exhibit 10.4	through March 31, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary